Exhibit 1.2

CDC Games Builds Momentum with Marquee Game and Prepares for Growth in China with Completion of Closed Beta Trial of New Game

Company Also Completes Investment in Strategic Online Games Developer in Korea

Beijing, February 13, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today that the registered users of its current blockbuster online game, Yulgang, have reached 45 million as of the end of January. This growing momentum in registered online players provides the critical foundation needed as the company prepares to launch its newest game, Special Force, which successfully completed its closed beta trial in January.

Yulgang, China’s first major “free-to-play, pay-for-merchandise” online game has demonstrated lasting and growing popularity since its commercial launch in July 2005. Registered users of the game have grown from 42 million in Q4 2006 to 45 million as of the end of January. During this same time, Yulgang has moved up from the number 5 position to the number 4 position in the rankings of the most popular games in China’s Internet cafes. The 45 million milestone represents not only a great achievement for the company’s marquee game, but also an important expansion of CDC Games’ centralized online gaming platform.

CDC Games’ centralized online gaming platform allows users to enjoy the company’s online game portfolio under a single login account, using a common virtual currency for all games. This platform greatly enhances the flexibility for users to select online games according to their own preference and helps build long-term brand loyalty with CDC Games.

This strategy is particularly important as CDC Games seeks to leverage its growing base of registered users to bolster the launch of new games in 2007 and beyond. The next game in the pipeline, Special Force, will be the first of its kind in China. Special Force is a FPS (First Person Shooter) online game allowing players to create their own elite military units with customized weapons and equipment selected from those used by special force combat units around the world. The game emphasizes cohesive teamwork and solid individual skills in achieving difficult objectives. With advanced 3D graphics and advanced special effects, Special Force was ranked as the No. 1 online game in Korean Internet cafes for 52 consecutive weeks. Following the pioneering footsteps of Yulgang, the first free-to-play, pay-for- merchandise massive multiplayer online role-playing game (MMORPG ) in China, Special Force, the first FPS (First Person Shooter) online game in China will also be free-to-play with players paying for virtual merchandise.

The recent closed beta trial of Special Force was launched with very positive feedback. In the closed beta trial, coveted authorization codes were awarded to eager and loyal fans who have signed up on the waiting list. Given the tremendous excitement and anticipation in the gaming community for the public trial of Special Force, CDC Games has decided to dedicate additional resources to speed up the release process. The public beta trial is expected to be launched by the end of March.

In addition to the Yulgang milestone of 45 million registered users, and the completion of the closed beta of Special Force, CDC Games also announced the completion of its previously announced investment of KRW 1.5 billion (approximately US$1.62 million) in Gorilla Banana. CDC Games is now one of the company’s largest shareholders and Peter Yip, CEO of CDC Corporation, now serves on the board of directors of Gorilla Banana.

With this investment CDC Games begins to position itself as much more than a publisher of games in China. In addition to the exclusive rights for distribution in China of Gorilla Banana’s first game, the much anticipated Red Blood, CDC Games will have exclusive rights to distribution in India. Company officials view India as the world’s next emerging games market and this expansion will further help CDC Games differentiate itself from competitors in China. This is also viewed as the first step in a continuing expansion that will leverage the global infrastructure established by the CDC family of companies including offices in over 30 countries and more than 400 software engineers and developers in India. To further enable this expansion, CDC Games will continue to leverage its current initiatives to establish exclusive partnerships with proven, world class designers, developers and publishers.

“We are proud to be making such good progress in so many areas that are critical to the growth of CDC Games.” said Xiaowei Chen, Ph.D., CEO of CDC Games. “We are also in the final stages of signing up additional investments in games developers, funded by our previously announced (U.S.) $20 million Games Developer Partner Program. In addition to the completed investment in Gorilla Banana, our target is to invest in 5 to 6 additional games developers in Korea, Australia, the U.S. and Europe during 2007. Leveraging our first-mover advantage created by Yulgang, we will continue to innovate and deliver a portfolio of ‘free-to-play, pay-for-merchandise’ games to millions of our loyal gamers in China, as well as other promising games markets throughout Asia.”

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 45 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In August 2006, the company announced its Games Developer Partner Program, funded by (U.S.) $20 million, to establish strategic relationships with selected games development partners and accelerate the development of new, original online games.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timeline for the release of online games and future growth by CDC Games, the ability of CDC Games to leverage its online games platform for marketing of future games, the ability of the online games platform to create long term brand loyalty, the ability of CDC Games to expand into additional markets in Asia, the ability to complete additional investments in games developers globally and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online games industry in the China market, the possibility of development delays, and development of competing products and technology. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com